Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(amounts in thousands of dollars)

	Year Ended Dec. 31,
	2009	2008	2007	2006	2005
Earnings as defined:
Pretax income from continuing operations	$72,981	$73,295	$59,984	$68,142	$41,633
Add: Fixed charges	25,102	25,934	23,589	23,920	24,606
Earnings as defined	$98,083	$99,229	$83,573	$92,062	$66,239

Fixed charges:
Interest charges	$24,782	$25,641	$22,967	$23,149	$23,242
Interest component of leases	320	293	622	771	1,364
Total fixed charges	$25,102	$25,934	$23,589	$23,920	$24,606
Ratio of earnings to fixed charges	3.9	3.8	3.5	3.8	2.7